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September 19, 2008

VIA EDGAR

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:
North Track Funds, Inc. (“North Track”)
1933 Act Registration No. 33-12; 1940 Act File No. 811-4401

Response to Staff Telephone Comments on Post Effective Amendment No. 85
to North Track’s Registration Statement filed on Form N-1A

Dear Mr. Greene:

On behalf of our client, North Track Funds, Inc. (“North Track”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon a telephone conversation we had with the staff on September 10, 2008 and September 15, 2008, on Post Effective Amendment No. 85 (the “Amendment”) to North Track’s Registration Statement filed on Form N-1A (the “Registration Statement”), which amends the prior amendment (the “Prior Amendment”) to its Registration Statement. All references to “we” mean North Track, and where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by North Track’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Amendment.

STAFF COMMENTS AND REGISTRANT RESPONSES

Comment 1. The staff indicated that the Commission would not accelerate effectiveness of Amendment and, provided that the staff receives satisfactory responses to its comments, the Amendment will be permitted to go effective on September 22, 2008.

Response. We agree that there is no need to accelerate effectiveness.

Comment 2. The staff asked what is the legal basis that permits North Track to incorporate the prospectus and statement of additional information by reference from the Prior Amendment into the Amendment given the prohibitions contained in General Instruction D(1)(a) of Form N-1A. In addition, the staff indicated that if a sufficient legal basis is shown, that the staff would not bless this filing but also would not seek to put a stop order or otherwise suspend effectiveness of the Amendment.

Mr. Larry Greene
September 19, 2008

Response. North Track is incorporating the prospectus and statement of additional information from the Prior Amendment pursuant to authority granted under Rule 8b-23 of the Investment Company Act of 1940, as amended, which permits a registrant to “incorporate by reference, in answer or partial answer to any item of a registration statement or report, any information contained elsewhere in the statement or report or any information contained in any other statement, report or prospectus filed with the Commission under any Act administered by it, so long as a copy of the other statement, report or prospectus is filed with each copy of the registration statement or report in which it is incorporated by reference.” Insofar as General Instruction D(1)(a) of Form N-1A is concerned, we believe that instruction does not apply to this case as that Instruction only prohibits incorporation by reference into a prospectus. In this case, North Track is not incorporating information by reference into a prospectus, but rather it is incorporating a prospectus by reference into a registration statement. We further note that Franklin Custodian Funds (File No. 811-00537) recently filed an amendment to their registration statement under Rule 485(a) with the Commission July 14, 2008, which amendment incorporated a prior prospectus and statement of additional information into the amendment by reference.

Comment 3. The staff asked how long North Track proposed to use the form of sticker/supplement filed as part of the Amendment.

Response. North Track intends to use the form of sticker until the earlier of such time that it needs to reprint the prospectus or the Funds’ next annual update to its registration statement is filed, which will be no later than March 1, 2009.

Comment 4. The staff noted, pursuant to positions it has taken with respect to similar filings, that any further changes to the form of sticker or form of prospectus or statement of additional information would need to be filed as a sixty-day amendment under Rule 485(a).

Response. North Track understands this position, but also understands from our discussions with the staff that the Funds would not be prohibited from further amending their prospectus or statement of additional information by filing a supplement under Rule 497 under the Investment Company Act of 1940, as amended.

Comment 5. The staff asked that North Track use the term “Amendment” or “Supplement” consistently in the Amendment.

Response. We will revise the form of sticker accordingly.

Comment 6. The staff asked to confirm that there were no intervening amendments or supplements to the Funds’ prospectus or statement of additional information since March 1, 2008, the effective date of the prior amendment.

Response. The Funds did file a prospectus supplement with respect to the North Track Equity Income Fund (and not the North Track Geneva Growth Fund, to which the current Amendment relates) on April 9, 2008. Because the April 9, 2008 supplement does not relate to the Equity Income Fund, and the Amendment pertains only to the Geneva Growth Fund, we believe no further change to the current Amendment would be necessary.

Mr. Larry Greene
September 19, 2008

Comment 7. The staff noted that if the response in a line item to the fee table was “none” that the line item could be omitted.

Response. While this comment is duly noted, North Track would prefer to keep the form of sticker in this Amendment in its current form so as to be consistent with the presentation of the fee tables in the rest of the prospectus.

Comment 8. The staff noted that the Funds are permitted to invest in other investment companies and ETFs. The staff questioned why there is not a separate line item in each Fund’s fee table in the prospectus listing the acquired fund fees.

Response. We believe that all disclosures of fees incurred by the Funds’ in connection with their investments in securities of investment companies and ETFs are currently in compliance with the Commission’s fund of fund rules. As allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, the fees and expenses incurred indirectly by each Fund as a result of investments in securities of investment companies and ETFs are not listed as a separate line item in each Fund’s fee table because the indirectly incurred fees and expenses do not exceed 0.01 percent (one basis point) of the average net assets of each such Fund. However, as allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, these indirectly incurred fees and expenses are disclosed and included in the “Other Expenses” line item in each Fund’s fee table.

North Track acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or North Track’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that North Track may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Amendment, please contact me at (414) 277-5629 or aketter@quarles.com or Fred Lautz of this office at (414) 277-5309 or flautz@quarles.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,
QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter

ADK:aketter